October 25, 2011

VIA FAX AND ELECTRONIC FILING

Ms. Rolaine S. Bancroft
Senior Special Counsel
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE, Mail Stop 3561
Washington, DC  20549
Tel:  (202) 551-3313
Fax:  (202) 772-9202

Re:	Synthetic Fixed-Income Securities, Inc.
Amendment No. 2 to Registration Statement on Form S-3 (File No. 333-175984)

Dear Ms. Bancroft:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Synthetic Fixed-Income Securities, Inc., as Registrant (the “Registrant”), respectfully requests that the above-referenced Amendment No. 2 to Registration Statement on Form S-3 be declared effective at 5:00 p.m. (ET) on Friday, October 28, 2011, or as soon as practicable thereafter.

The Registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require anything further in connection with this filing, please do not hesitate to contact William Threadgill, President of Synthetic Fixed-Income Securities, Inc., at
(212) 214-6277 or Mark Riccardi of Orrick, Herrington & Sutcliffe LLP at (202) 339-8431.

Sincerely,

SYNTHETIC FIXED-INCOME SECURITIES, INC.

By: /s/ William Threadgill
Name: William Threadgill
Title: President